

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Mr. Kevin S. Herrmann
Chief Financial Officer
Ballantyne Strong Inc.
4350 McKinley Street
Omaha, NE 68112

> **Re:** **Ballantyne Strong Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 23, 2010**
> **File No. 001-13906**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 20, 2010**
> **File No. 001-13906**

Dear. Mr. Herrmann:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Martin F. James
Acting Assistant Director